Genesis Lease Limited Reports Fourth Quarter Results

Limerick, Ireland, March 8, 2007 – Genesis Lease Limited (NYSE: GLS) today announced its financial results for the fourth quarter and the year ended December 31, 2006. Results include 13 days of operations from the completion of its initial public offering (‘‘IPO’’) on December 19, 2006 through December 31, 2006, as well as the results of its predecessor entity for the period from October 1, 2006 through December 18, 2006.1

On December 19, 2006, Genesis completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share. On December 19, 2006, Genesis also issued 3,450,000 shares to an affiliate of General Electric Company (‘‘GE’’), in a private placement for a price of $23.00 per share and issued $810 million of floating-rate aircraft lease-backed notes in a securitization transaction. Genesis used the net proceeds of the IPO, the private placement of shares to GE and the securitization to finance the acquisition of a portfolio of 41 aircraft from affiliates of GE. On January 16, 2007, Genesis sold an additional 4,179,000 shares after the underwriters of its IPO exercised their over-allotment option in full, as well as 517,500 additional shares in a private placement to GE, for aggregate additional proceeds of $108.0 million.2

John McMahon, President and Chief Executive Officer of Genesis, said, ‘‘We are very pleased to have successfully completed our initial public offering, the securitization and the purchase of our initial aircraft portfolio in a series of transactions that was recognized as the ‘‘Deal of the Year 2006’ by the highly respected trade publication Airfinance Journal. We believe these achievements will provide a solid foundation from which to execute our strategy of growing our aircraft portfolio through accretive acquisitions. Subject to board approval, we anticipate paying our first dividend in May 2007 for the period from the completion of the IPO through March 31, 2007 in an amount of 53 cents per share, which reflects our anticipated quarterly dividend of 47 cents per share, plus an incremental amount of 6 cents to reflect the slightly longer period.’’

Fourth Quarter Highlights

During the fourth quarter of 2006, Genesis:

•	Successfully completed a $640.8 million IPO, a $79.4 million private placement and an $810.0 million securitization;

•	Acquired a portfolio of 41 aircraft for a purchase price of $1,459.4 million;

•	Received a commitment for a $1 billion senior secured revolving credit facility that will be used to finance the acquisition of additional aircraft; and

•	Generated combined revenues of $41.6 million and combined net income of $7.0 million.

Genesis reported revenues of $6.0 million for the 13-day period from December 19, 2006 through December 31, 2006 and a net loss of $0.9 million for this period. The recognition of a net loss is primarily attributable to additional selling, general and administrative expenses related to the commencement of the company’s operations, including a non-cash charge of $0.9 million that primarily relates to stock-based compensation granted upon the pricing of the IPO. Combined revenues of

[1]	The predecessor’s financial statements reflect the combination of the 41 aircraft included in Genesis’s portfolio from the date that each such aircraft was acquired by an affiliate of GE, as such aircraft were operated by affiliates of GE.

[2]	References to amounts raised in offerings or other sales of securities are gross proceeds and do not reflect discounts and commissions paid to the underwriters or initial purchasers of those securities.

Genesis and its predecessor for the quarter ended December 31, 2006 were $41.6 million, compared to $30.9 million for the quarter ended December 31, 2005, an increase of 35%. Combined net income of Genesis and its predecessor for the quarter ended December 31, 2006 was $7.0 million, compared to $4.5 million for the quarter ended December 31, 2005, an increase of 58%.

For the year ended December 31, 2006, combined revenues were $153.2 million, compared to $117.9 million for the prior year (an increase of 30%), and combined net income was $28.8 million, compared to $21.4 million for the prior year (an increase of 35%). Increases in year-over-year combined revenues reflect primarily the acquisition of additional aircraft by Genesis and its predecessor during 2005 and 2006.

Genesis reported EBITDA of $2.6 million for the 13-day period from December 19, 2006 through December 31, 2006. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Combined EBITDA for the quarter ended December 31, 2006 was $38.7 million, compared to $28.8 million for the quarter ended December 31, 2005, an increase of 34%. For the full year, combined EBITDA was $144.2 million in 2006, compared to $113.5 million in 2005, an increase of 27%. Please read ‘‘Reconciliation of Non-GAAP Financial Measures – EBITDA’’ for a description of EBITDA and a reconciliation of net income to EBITDA.

Aircraft Acquisition and Leasing Activities

Genesis’s predecessor acquired one aircraft in the fourth quarter of 2006. The following table presents the number of aircraft included in Genesis’s initial portfolio of 41 aircraft that were owned by its predecessor as of each of the following dates:

Date	Aircraft
December 31, 2004	31
September 30, 2005	34
December 31, 2005	37
March 31, 2006	37
June 30, 2006	38
September 30, 2006	40

As of December 31, 2006, Genesis owned, or had the right to receive rental cash flows from, the 41 aircraft in its initial aircraft portfolio. As of the date of this release, all 41 leases are performing, and generating rents, as expected under the respective lease agreements.

In the fourth quarter of 2006, Genesis agreed to extend the term of the lease of a Boeing 737-800 for a 72-month period from May 2008 through May 2014. In addition, as previously reported, Ajet Aviation of Cyprus defaulted in the fourth quarter of 2006 on a lease for a Boeing 737-800 that was scheduled to expire in 2008. This aircraft had been operated under a sublease to XL Airways of the United Kingdom that was scheduled to expire in May 2007. Following Ajet’s default, the primary lease was terminated, and the aircraft was re-leased to XL Airways through April 2007. Genesis also entered into a letter of intent to lease this aircraft to a new lessee for a 96-month term through 2015.

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Limerick, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol ‘‘GLS.’’

Conference Call and Webcast

Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter and for the year on Friday, March 9, 2007, at 1:00pm (London time) / 8:00am (Eastern time) / 5:00am (Pacific time). Participants should call (800) 289-0572 (United States/Canada) or (913) 981-5543 (International) and request the Genesis call or confirmation code 3514954. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call (888) 203-1112 or (719) 457-0820 and enter confirmation code 3514954. The recording will be available from Friday, March 9, 2007 until Friday, March 23, 2007 at 11:59pm (Eastern time). A live broadcast of the earnings conference call will also be available via the Internet at www.genesislease.com under Investor Relations. The webcast will be archived on the site for one year.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as ‘‘expects,’’ ‘‘intends,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates,’’ ‘‘will,’’ or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including the lack of an independent operating history upon which to assess the company’s prospects or ability to pay dividends to its shareholders; the possibility that the company’s subsidiaries may have unknown contingent liabilities; the company’s inability to pay or maintain dividends on its shares; reliance on subsidiaries to provide funds necessary to meet the company’s financial obligations and pay dividends; unforeseen difficulties and costs associated with the acquisition and/or management of the company’s aircraft portfolio; the need for additional capital to finance the company’s growth; the death, incapacity or departure of senior management; the company’s obligations to comply with reporting and corporate governance requirements; an inability to refinance the company’s indebtedness on favorable terms or at all; operational restrictions imposed by the company’s indebtedness; exposure to interest rate fluctuations; dependence on GECAS; limitations on the company’s opportunities to purchase additional aircraft; potential conflicts of interests between the company and GECAS and its affiliates; competition with GECAS for acquisitions and dispositions of aircraft; limitations on remedies against GECAS for unsatisfactory performance; reliance on third-party service providers for certain administrative, accounting and other services; variability of supply and demand for aircraft and other aviation assets that could depress lease rates and the value of the company’s leased assets; a decline in aircraft values and achievable lease rates; the possibility that the company may be required to substitute some of the aircraft in its portfolio; past damage to some of the aircraft in the company’s portfolio; the advent of superior aircraft technology that could cause the company’s existing aircraft portfolio to become outdated and therefore less desirable; increased operational costs as the company’s aircraft age; concentration of aircraft types in the company’s aircraft portfolio; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to limited demand for leased aircraft; possible depreciation expenses and impairment charges; the effect of aircraft liens on the company’s ability to repossess, re-lease or resell its aircraft; failure by lessees to comply with the registration requirements in the jurisdiction where they operate; compliance with government regulations; difficulty to obtain title to one of the aircraft in the company’s portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; reliance on lessees’ continuing performance of their lease obligations; difficulties in collecting lease payments from airlines; potential restructuring of leases with lessees that encounter financial difficulties; economic and political risks faced by lessees that operate in emerging markets; the possibility that the company may have to purchase repossession insurance if GECAS re-leases aircraft to lessees located in certain jurisdictions; potential lease defaults; an inability by lessees to fund their maintenance requirements on the company’s aircraft; failure by lessees to pay certain operational costs that could result in grounding of aircraft; inadequate insurance coverage maintained by lessees; failure by lessees to obtain certain required licenses, consents and approvals; early termination rights contained in some leases; the concentration of lessees in certain geographical regions; a deterioration in the financial condition of the commercial airline industry; airline reorganizations that could impair lessees’ ability to comply with lease payment obligations; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; the company’s tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which the company’s aircraft operate, where its lessees are located or where it perform certain services.

Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

Contact Information

For further information please contact:

Alan Jenkins
Chief Financial Officer
Genesis Lease Limited
Limerick, Ireland
Tel: +353-61-633-777
alan.jenkins@genesislease.com

Jeffrey Goldberger
KCSA Worldwide
New York, NY 10017
Tel: +1-212-896-1249
jgoldberger@kcsa.com

Summary Statements of Income for the
Three-Month Periods Ended December 31, 2006 and 2005
(unaudited)

	Predecessor	Predecessor	Genesis	Combined
	Three months ended December 31, 2005	Period from October 1, 2006 through December 18, 2006	Period from December 19, 2006 through December 31, 2006	Three months ended December 31, 2006
	(U.S. dollars in thousands)

Revenues
Rental of flight equipment	$30,871	$35,628	$5,989	$41,617
Expenses
Depreciation of flight equipment	11,851	11,911	2,091	14,002
Interest	9,763	11,330	1,569	12,899
Maintenance expense	1,725	(1,492)	—	(1,492)
Selling, general and administrative	456	1,194	3,395	4,589
Total operating expenses	23,795	22,943	7,055	29,998
Income / (Loss) Before Taxes	7,076	12,685	(1,066)	11,619
Provision / (benefit) for income taxes	2,609	4,709	(133)	4,576
Net income / (Loss)	$4,467	$7,976	$(933)	$7,043

Summary Statements of Income for the
Years Ended December 31, 2006 and 2005
(unaudited)

	Predecessor	Predecessor	Genesis	Combined
	Year ended December 31, 2005	Period from January 1, 2006 through December 18, 2006	Period from December 19, 2006 through December 31, 2006	Year ended December 31, 2006
	(U.S. dollars in thousands)

Revenues
Rental of flight equipment	$117,861	$147,231	$5,989	$153,220
Expenses
Depreciation of flight equipment	42,462	49,307	2,091	51,398
Interest	34,995	44,490	1,569	46,059
Maintenance expense	1,989	2,327	–	2,327
Selling, general and administrative	3,144	3,917	3,395	7,312
Total operating expenses	82,590	100,041	7,055	107,096
Income / (Loss) Before Taxes	35,271	47,190	(1,066)	46,124
Provision / (benefit) for income taxes	13,900	17,500	(133)	17,367
Net income / (Loss)	$21,371	$29,690	$(933)	$28,757

Reconciliation of Non-GAAP Financial Measures – EBITDA

EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.

EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.

The following tables show the reconciliation of net income to EBITDA for the three-month periods ended December 31, 2005 and 2006 and the years ended December 31, 2005 and 2006:

Reconciliation of EBITDA to Net Income
(unaudited)

	Predecessor	Predecessor	Genesis	Combined
	Three months ended December 31, 2005	Period from October 1, 2006 through December 18, 2006	Period from December 19, 2006 through December 31, 2006	Three months ended December 31, 2006
	(U.S. dollars in thousands)

Net income / (loss)	$4,467	$7,976	$(933)	$7,043
Provision / (benefit) for income taxes	2,609	4,709	(133)	4,576
Interest	9,763	11,330	1,569	12,899
Depreciation and amortization	12,001	12,054	2,111	14,165
EBITDA	$28,840	$36,069	$2,614	$38,683

	Predecessor	Predecessor	Genesis	Combined
	Year ended December 31, 2005	Period from January 1, 2006 through December 18, 2006	Period from December 19, 2006 through December 31, 2006	Year ended December 31, 2006
	(U.S. dollars in thousands)

Net income / (loss)	$21,371	$29,690	$(933)	$28,757
Provision / (benefit) for income taxes	13,900	17,500	(133)	17,367
Interest	34,995	44,490	1,569	46,059
Depreciation and amortization	43,227	49,930	2,111	52,041
EBITDA	$113,493	$141,610	$2,614	$144,224